Exhibit 99.10

AUDITORS’ CONSENT

We hereby consent to inclusion in this Annual Report on Form 40-F for the year ended December 31, 2010 of Sprott Physical Gold Trust, of our reports dated March 11, 2011 relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in the Financial Statements.

Toronto, Canada

March 11, 2010